UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

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Commission File Number: 001-35109

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Qihoo 360 Technology Co. Ltd.

3/F, Building #2, 6 Jiuxianqiao Road

Chaoyang District, Beijing 100015

People’s Republic of China

(86-10) 5878-1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒           Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu
Name:	Alex Zuoli Xu
Title:	Chief Financial Officer

Date: December 29, 2015

Exhibit Index

Exhibit No.	Description
99.1	Press Release